Exhibit 5.2

CONSENT OF LEGAL COUNSEL

Re: Registration Statement on Form F-10 of AcuityAds Holdings Inc.

We refer to the registration statement on Form F-10 dated June 8, 2021 (the “Registration Statement”) of AcuityAds Holdings Inc. to which this consent is exhibited. We hereby consent to the references to this firm on the face page of the Registration Statement and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” and to the reference to and use of our opinion under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Stikeman Elliott LLP

STIKEMAN ELLIOTT LLP
Toronto, Ontario, Canada
June 8, 2021